# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jinxin Technology Holding Company, CIK 0001967631
CUSIP: 47760D102
Title of class of securities: Ordinary shares, par value US$0.00001428571428 per share
Address of issuer's principal executive offices: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai, China (F4), 201203
Date of event which requires filing of this statement: 05/15/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056039

## Reporting persons
- Namibox Technology Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 357,136,214; shared voting power 0; sole dispositive power 357,136,214; shared dispositive power 0; aggregate amount beneficially owned 357,136,214 (25.09% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 357,136,214 ordinary shares directly held by Namibox Technology Limited, a British Virgin Islands company wholly-owned by Mr. Jin Xu.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,423,285,396 ordinary shares issued and outstanding as of June 20, 2025 according to records of the Issuer.
- Jin Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 357,136,214; shared voting power 0; sole dispositive power 357,136,214; shared dispositive power 0; aggregate amount beneficially owned 357,136,214 (25.09% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 357,136,214 ordinary shares directly held by Namibox Technology Limited, a British Virgin Islands company wholly-owned by Mr. Jin Xu.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,423,285,396 ordinary shares issued and outstanding as of June 20, 2025 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: Jinxin Technology Holding Company
Address of issuer's principal executive offices: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai 201203, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Namibox Technology Limited
Jin Xu
Address of principal business office or, if none, residence:
Namibox Technology Limited: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai, People's Republic of China

Jin Xu: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai, People's Republic of China
Citizenship:
Namibox Technology Limited: British Virgin Islands

Jin Xu: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Namibox Technology Limited: 357,136,214

Jin Xu: 357,136,214

Represents 357,136,214 ordinary shares directly held by Namibox Technology Limited, a British Virgin Islands company wholly-owned by Mr. Jin Xu
Percent of class:
Namibox Technology Limited: 25.09%

Jin Xu: 25.09%

The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,423,285,396 ordinary shares issued and outstanding as of June 20, 2025 according to records of the Issuer.
Sole power to vote or to direct the vote:
Namibox Technology Limited: 357,136,214

Jin Xu: 357,136,214
Shared power to vote or to direct the vote:
Namibox Technology Limited: 0

Jin Xu: 0
Sole power to dispose or to direct the disposition:
Namibox Technology Limited: 357,136,214

Jin Xu: 357,136,214
Shared power to dispose or to direct the disposition:
Namibox Technology Limited: 0

Jin Xu: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Namibox Technology Limited: /s/ Jin Xu, Jin Xu / Director (08/04/2025)
- Jin Xu: /s/ Jin Xu, Jin Xu (08/04/2025)